BANCBOSTON CAPITAL
100 Federal Street
Boston, Massachusetts 02110
Mail:
P.O. Box 2016
Boston, MA 02106-2016
a Bank of Boston company


                                          August 31, 1995


Steven P. Cloward                      Wes Stephenson
President & Chief Executive Officer    Big O Tire Dealers of
America
C/O Big O Tires                        C/O Rick Waxman
11755 East Peakview Avenue             Wendell, Rosen, Black &
Dean
Englewood, CO 80111                    P.O. Box 2047
                                       11 Broadway
                                       24th Floor
                                       Oakland, CA 94607


Dear Gentlemen:

We are pleased to advise you that BancBoston Capital Inc. ("BBC") or an affiliate is able to provide up to $10,000,000 of mezzanine financing to BOTI Holdings, Inc. an acquisition corporation ("Newco") formed by The Big O Tire Dealers of America
("BOTDA"), The Big O ESOP ("the ESOP"), and members of senior management ("the
Management Group") of Big O Tires, Inc. ("Big O" or "the Company") to acquire all of the capital stock ("the Acquisition") of Big O. The principal terms of our commitment are set forth in an attachment to this letter. This commitment is subject to the following conditions:

     (a) Completion of the Acquisition on terms satisfactory to BBC for a purchase price not exceeding $16.50 per share with transaction costs not exceeding $5MM.

     (b)   Negotiation and execution of a definitive Securities
Purchase and Warrant
Agreement satisfactory to BBC, Newco, and the Management Group substantially on the terms outlined in the attachment to this letter.

     (c) Obtaining senior debt financing (including a loan to the ESOP) of an amount and on terms and conditions satisfactory to BBC;

     (d) Kelly-Springfield agreeing to continue to provide approximately $3.2 million of junior subordinated debt financing on terms and conditions satisfactory to
BBC;

     (e) BOTDA obtaining $10 million of financing on terms and conditions satisfactory to BBC;

     (f) A total investment by the Management Group, the ESOP and BOTDA of not less than $19.6 million of equity in Newco, on terms satisfactory to BBC;

     (g) Negotiation of an inter-creditor agreements between BBC and First Chicago, and BBC and Kelly-Springfield, and BBC and any other provider of senior bank debt, on mutually satisfactory terms;

     (h) The execution of a stockholders agreement between BBC, the Management
Group, the ESOP and the BOTDA on mutually satisfactory terms;

     (i) The execution of employment and non-compete agreements between Newco and the Management Group on mutually satisfactory terms;

     (j)   Absence of (a) any environmental problems involving
Big O's business or
assets, the determination of which may require an environmental consultant satisfactory to us, and (b) any material litigation relating to the proposed financing of the Acquisition;

     (k) Compliance by Newco with all legal and regulatory requirements applicable to the Acquisition and the proposed financing;

     (l) An actuarial estimate of the ESOP's repurchase liability over the next five years, disclosing a level of liability acceptable to BBC.

     (m) Key man life insurance on any management personnel BBC deems appropriate in amounts to be mutually agreed upon prior to closing.

This commitment constitutes the Commitment referenced in BBC's letter to you dated
July 7, 1995 ("the Proposal Letter") and, upon your acceptance as provided below, will supersede the Proposal Letter in its entirety. As provided in the Proposal
Letter, you will be responsible for all of BBC's reasonable out-of-pocket expenses
(including the fees and disbursements of our counsel, accountants and consultants) whether or not the transaction contemplated herein closes. In addition, as previously agreed in the Proposal Letter, in the event that you proceed to complete the Acquisition within one year after the date of this letter without utilizing the financing made available by BBC hereunder, in addition to all out of pocket expenses referred to above, you agree to pay BBC a breakup fee of $500,000 on the closing date of the acquisition as liquidated damages to compensate BBC for its lost investment opportunities, (which you hereby agree are not and will not be susceptible to reasonable proof of amount and, therefore, will not be compensated by ordinary damages.)

You further agree to keep this letter and its contents confidential and without the prior written consent of BBC, you agree not to disclose to any person any of the terms, conditions or other contents of this letter or subsequent negotiations between the parties hereto.

This interest letter will expire at 5:00 PM (EDT) on September 1, 1995 unless we have received a signed copy of this letter signifying your agreement to these terms and conditions. Additionally, you will pay us a non-refundable cash deposit of $50,000, payable upon your acceptance of this letter, which deposit will be credited against your obligations to reimburse our out-of-pocket expenses. Upon your signed acceptance hereof, this letter will supersede the Proposal Letter and all previous correspondence to the extent they are inconsistent herewith.

We are delighted to have the opportunity to work with you and look forward to the successful completion of the transaction.


                                   Sincerely,


                                   /s/ Charles R. Grant
                                   Charles R. Grant
                                   Vice President


Accepted and Agreed to:


By: /s/ Steven P. Cloward            By: /s/ Wesley E. Stephenson
Title: President                     Title: President
On behalf of Newco                   On behalf of BOTDA
Date: 9/1/9                          Date: 9/8/95

                       TERM SHEET-BIG O TIRES
                            ATTACHMENT

1.     Senior Subordinated Notes

Obligor: Newco, a company which will acquire the shares of and merge with Big O
Tires, Inc.

Face Amount:  $10,000,000

Purchase Price: Par

Maturity: Eight years from closing

Amortization: Years 1-5 none. Thereafter and commencing at the end of the first quarter of year 6, twelve consecutive quarterly payments in arrears of $833,333, subject to there being a payment default under the revolver or term loan provided by
First National Bank of Chicago.

Security: Unsecured

Subordination: To the senior bank debt of Newco on mutually satisfactory terms

Closing Fee: $250,000 payable in cash at closing

Interest Rate: 12.5% per annum payable quarterly in arrears in cash

Prepayment: Prepayment of the principal prior to the fifth anniversary will require payment of a make whole prepayment penalty.

Warrant: BBC will receive a detached warrants representing a 12% equitable interest in Newco on a fully diluted basis. Terms of this warrant are outlined below in (2).

General
Covenants: In addition to the normal representations, warranties and covenants, BBC would expect that the Securities Purchase Agreement would include the following:

     - Similar covenants to the senior lender, including but not limited to tests for minimum net worth, interest coverage and debt service, debt to worth, minimum operating income and maximum limitations on additional indebtedness and capital expenditures.

     - Limitation on the kinds of business in which the company engages, as well as restrictions on mergers and acquisitions.

     - Limitation on distributions and dividends.

     - No amendment subsequent to closing of clauses in the senior debt agreement relating to terms and conditions of subordinated debt principal, amortization, interest and fees.

     - BBC's consent required on change of ownership and/or control of Newco and on changes to Newco's charter documents.

     - Restrictions on additional senior indebtedness; if management believes at the time of BBC's put that it needs to add senior indebtedness to finance such put, BBC agrees to discuss such request with management at that time.

     - Monthly financial reporting, including income statement, balance sheet and cash flows, covenant compliance reports and certified annual audit, and any other information we may reasonably request.

     - Subordination of the Kelly-Springfield subordinated note on terms satisfactory to BBC.

     - Right to appoint one Board member.

Transfer Rights: Freely transferable subject to applicable securities laws.

2.  Warrant

Description: Detached warrants representing a 12% equitable interest in Newco on a fully diluted basis.

Price: Nominal.

Exercise Period: At any time.

Put Rights: From time to time after the fifth anniversary of closing, BBC may require
Newco to repurchase all or part of the Warrant or Warrant Stock for cash equal to the percentage of Newco's total common equity represented by the Warrant or Warrant Stock being put multiplied by the greater of (a) the fair market value of Newco's total common equity as determined by negotiation or by appraisal, if necessary and (b) 6 times trailing 12 month EBITDA less borrowed money bank debt outstanding plus cash on hand ("Put Value"). If Newco is unable to pay BBC's put in cash, the Put Value shall be added to the principal amount of BBC's Note earning cash interest at BBC's cost of funds plus 15% per annum and maturing concurrently with the Note.

If at any time within nine months after any Put Closing Date, the company or any of its subsidiaries becomes party to a capital transaction or enters into any letter of intent contemplating any capital transaction, the company shall simultaneous with such capital transaction make an additional payment to BBC equal to the excess, if any, of the value it would have received for its Warrant or Warrant Stock had it been a party to such capital transaction over the value it actually received on the Put
Closing Date.

Call Rights: At any time after the seventh anniversary of closing, Newco may repurchase all of the Warrant or Warrant Stock for cash equal to the percentage of
Newco's total common equity represented by the Warrant or Warrant Stock being called multiplied by the greater of (a) the fair market value of Newco's total common equity as determined by negotiation or by appraisal, if necessary and
(b) 6 times trailing
12 month EBITDA less borrowed money bank debt outstanding plus cash on hand ("Call
Value").

If at any time within eighteen months after any Call Closing Date, the company or any of its subsidiaries becomes arty to a capital transaction or enters into any letter of intent contemplating any capital transaction, the company shall simultaneous with such capital transaction make an additional payment to BBC equal to the excess, if any, of the value it would have received for its Warrant or Warrant Stock had it been a party to such capital transaction over the value it actually received on the Call
Closing Date.

Shareholders
Rights:     (a) Anti-dilution provisions and pre-emptive rights.

            (b) Rights to piggyback on a pro rata basis on any public or private sale of the Newco's equity securities.

            (c) Demand registration rights, provided BBC must be joined in its demand by any one or more stockholders if the company is not public at the time of its demand.

            (d) BBC will have the right to appoint a Director to the Board, provided that if the senior subordinated notes have been paid in full and the total of BBC's common stock and warrant entitlement is less than 5% then BBC will have no right to appoint a director but will retain a right to have a representative attend board meetings.

            (e) Freely transferable (except to direct competitors of Newco) subject to applicable securities laws.

            (f) Rights to receive copies of all information provided to Newco's lenders.

This summary of terms does not purport to include all the provisions (including usual representations and warranties, conditions, covenants and events of default) which would be contained in documents for this transaction, all of which must be satisfactory in form and substance to us and our counsel, and to Newco and its counsel prior to the making of the proposed investment.